Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: January 25, 2017

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 25, 2017 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Fixed-to-Floating Rate Notes due 2028
Currency:	USD
Size:	$2,750,000,000
Maturity:	February 1, 2028
Fixed Rate Period:	From and including February 1, 2017 to but excluding February 1, 2027
Floating Rate Period:	From and including February 1, 2027 to but excluding Maturity
Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Benchmark Treasury:	2.000% due November 15, 2026
Benchmark Treasury Yield:	2.512%
Spread to Benchmark Treasury:	+127 basis points
Reoffer Yield:	3.782%
Fixed Rate Coupon:	3.782%, payable semiannually in arrears during the Fixed Rate Period.
Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 1.337%, payable quarterly in arrears during the Floating Rate Period.
Floating Rate Index:	Three-month LIBOR
Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$2,737,625,000 (99.55%)
Interest Payment Dates:	During the Fixed Rate Period, each February 1 and August 1, beginning August 1, 2017 and including February 1, 2027, and during the Floating Rate Period, each of May 1, 2027, August 1, 2027, November 1, 2027 and February 1, 2028.
Business Day:	New York and London
Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after August 1, 2017 and prior to February 1, 2027 at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on February 1, 2027 upon at least 15 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after November 1, 2027, upon at least 15 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 25, 2017 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46625HRY8 / US46625HRY89
Trade Date:	January 25, 2017
Settlement Date:	February 1, 2017 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

BMO Capital Markets Corp.

Commonwealth Bank of Australia

Citizens Capital Markets

Capital One Securities, Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc

Mizuho Securities USA Inc.

PNC Capital Markets LLC

RBS Securities Inc.

SG Americas Securities, LLC

Santander Investment Securities Inc.

Skandinaviska Enskilda Banken AB (publ)

Standard Chartered Bank

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on February 1, 2017 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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